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                               --SCHEDULE 13D--
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                        GRAND HAVANA ENTERPRISES, INC.
________________________________________________________________________________
                               (Name of Issuer)


                 Common Stock, par value $.01 share per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   911379105
        _______________________________________________________________
                                (CUSIP Number)

Lance Jon Kimmel, Esq., RICHMAN, LAWRENCE, MANN CHIZEVER & PHILLIPS
9601 Wilshire Blvd. - Penthouse, Beverly Hills, CA 90210, tel: (310)274-8300
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 3, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 2 OF 2 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stanley Shuster
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            6,907,565

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             6,907,565

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,907,565

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      45.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

     This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Grand Havana Enterprises, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1990 Westwood Boulevard, Los Angeles, California 90025.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is being filed by Stanley Shuster (the "Reporting Person"), Chairman of the Board, Chief Executive Officer, President and a principal shareholder of the Issuer. The Reporting Person is a natural person and his business address is 1990 Westwood Boulevard, Los Angeles, California 90025.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the Reporting Person's consideration for his purchases of the Issuer's Common Stock was a promissory note, secured by a pledge of the purchased securities. The seller of the securities is the Reporting Person's father, Harry Shuster.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Person acquired the securities of the Issuer for investment purposes in connection with his recent appointment, on May 24, 1999, as Chairman of the Board, President and Chief Executive Officer of the Issuer. As Chairman of the Board, President, Chief Executive Officer, a director, and the single largest stockholder of the Issuer, the Reporting Person intends to exercise control over the affairs of the Issuer.

     The Reporting Person will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action:
(i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions. The Reporting Person has not yet determined which of the courses of actions specified in this paragraph he may ultimately take, although the Reporting Person has no present intent to dispose of any of the acquired securities of the Issuer.

     Except as set forth herein, the Reporting Person has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or actions which may impede the acquisition of control of the Issuer by any person;
(viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) any action similar to those enumerated above.

     The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     On June 3, 1999, the Reporting Person purchased from his father, Harry Shuster, 920,133 shares of the Issuer's Common Stock, at $.08 per share.

     On June 11, 1999, the Reporting Person purchased from his father, Harry Shuster, 2,514,368 shares of the Issuer's Common Stock, at $.08 per share.

     On June 11, 1999, the Reporting Person purchased from his father, Harry Shuster, an additional 2,315,375 shares of the Issuer's Common Stock, at $.08 per share, and also received warrants to purchase 1,157,689 shares of the Issuer's Common Stock as part of the purchase price.

     There were no other transactions in the Issuer's Common Stock by the Reporting Person in the past 60 days.

     As of the close of business on June 20, 1999, the Reporting Person beneficially owned 6,907,565 shares of the Issuer's Common Stock, or 45.1% of the class outstanding. Included in this amount are the warrants to purchase 1,157,689 shares of the Issuer's Common Stock, which warrants are presently exercisable but not in-the-money. The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose of or direct the disposition of, the shares of the Issuer's Common Stock which the Reporting Person beneficially owns.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 7.1 - Agreement for Purchase and Sale of Stock dated June 3, 1999 between Harry Shuster and Stanley Shuster, together with related Non-Recourse Promissory Note and Stock Pledge Agreement.

     Exhibit 7.2 - Agreement for Purchase and Sale of Stock dated June 11, 1999 between Harry Shuster and Stanley Shuster, together with related Non-Recourse Promissory Note and Stock Pledge Agreement.

     Exhibit 7.3 - Agreement dated June 11, 1999 between Harry Shuster and Stanley Shuster, together with related Non-Recourse Promissory Note and Pledge Agreement.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 9, 1999



                                         /s/ Stanley Shuster
                                         -------------------
                                         Stanley Shuster